                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 11-K

(Mark One)


    [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
              EXCHANGE ACT OF 1934     [NO FEE REQUIRED]

For the fiscal year ended December 31, 1996


                                          or


    [  ] TRANSITION  REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
              EXCHANGE ACT OF 1934     [NO FEE REQUIRED]

For the transition period from ________________ to __________________

Commission file number 0-7469



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             TJ INTERNATIONAL, INC.
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TJ INTERNATIONAL, INC.
                             200 E. Mallard Drive
                                 P.O. Box 65
                               Boise, ID  83707

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             TJ International, Inc.
                                                  Investment Plan
                                        --------------------------------
                                                 (Name of Plan)

Date:  June 12, 1997                         /s/Valerie A. Heusinkveld
    -----------------                   ---------------------------------
                                                    (Signature)
                                        Valerie A. Heusinkveld
                                        Committee Member
                                        TJ International, Inc. Investment Plan
                                        Administrative Committee

                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated April 11, 1997, included in this Form 11-K for the year ended December 31, 1996, into the Company's previously filed Registration Statement on Form S-8 (33-21870).


                                            /s/ARTHUR ANDERSEN LLP




Boise, Idaho
 June 12, 1997

         TJ INTERNATIONAL, INC.
         INVESTMENT PLAN
         FINANCIAL STATEMENTS
         AS OF DECEMBER 31, 1996 AND 1995

         TOGETHER WITH AUDITORS' REPORT

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of the
TJ International, Inc. Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TJ International, Inc. Investment Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of TJ International, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in Supplemental Schedules 1 and 2 is presented for purposes of additional analysis rather than to present the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits of each fund. The Supplemental Schedules 3 and 4 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                            /s/ARTHUR ANDERSEN LLP


Boise, Idaho
 April 11, 1997

                                TJ INTERNATIONAL, INC.


                                   INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                        December 31,
                                                  ---------------------------
                                                   1996            1995
                                               ------------    -----------
ASSETS

Investments, at fair value                     $126,303,886    $65,756,182

Investments, at contract value                   17,520,383     18,402,734

Cash and cash equivalents                           850,804        235,964

Receivables:
  Employer contributions                          2,476,200        207,293
  Employee contributions                                  -        370,392
  Interest and dividends                                  -         55,016

Participant loans                                 2,923,984      2,649,820
                                               ------------    -----------
                                                150,075,257     87,677,401
                                               ------------    -----------

LIABILITIES

Accrued administrative fees                               -        139,131

Other accounts payable                                    -        233,302

ESOP loan                                        11,678,308           -
                                               ------------    -----------
                                                 11,678,308        372,433
                                               ------------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $138,396,949    $87,304,968
                                               ============    ===========


         The accompanying notes and Supplemental Schedules 1 and 2 are an integral part of these financial statements.

                                TJ INTERNATIONAL, INC.


                                   INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS*



                                                      For the Years Ended
                                                        December 31,
                                                ---------------------------
                                                   1996            1995
                                               ------------    ------------
Investment income:
  Interest income                              $  1,307,131   $  1,363,813
  Dividend income                                 2,702,281        203,397
  Net appreciation in fair value of assets       21,868,722     10,999,167
                                               ------------    -----------
                                                 25,878,134     12,566,377


Contributions:
  Employee                                        6,422,337      6,039,276
  Employer                                        5,571,283      2,778,319
                                               ------------    -----------

                                                 11,993,620      8,817,595
                                               ------------    -----------

TOTAL ADDITIONS                                  37,871,754     21,383,972
                                               ------------    -----------

Plan benefit claims distributed during the year (5,984,522)    (5,291,815)
Interest expense on ESOP loan                   (1,081,468)           -
Administrative fees and other                     (149,622)      (440,171)
                                               ------------    -----------
TOTAL DEDUCTIONS                                (7,215,612)    (5,731,986)

PLAN TRANSFERS AND MERGER                        20,435,839    (6,001,960)
                                               ------------    -----------

NET INCREASE DURING THE YEAR                     51,091,981      9,650,026

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
beginning of year                                87,304,968     77,654,942
                                               ------------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
end of year                                    $138,396,949    $87,304,968
                                               ============    ===========


             The accompanying notes and Supplemental Schedules 1 and 2
                are an integral part of these financial statements.

                                TJ INTERNATIONAL, INC.

                                   INVESTMENT PLAN

                          NOTES TO THE FINANCIAL STATEMENTS


1.  PLAN DESCRIPTION:

GENERAL

The TJ International, Inc. Investment Plan (the Plan) is a defined contribution plan sponsored by TJ International, Inc. (the Company). The Plan is administered by an Administrative Committee (the Committee) appointed by the Company's Board of Directors. The following description of the Plan provides general information and does not include all the detail contained in the Plan document.

The Plan obtained its latest determination letter on October 13, 1995, in which the Internal Revenue Service (IRS) stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code.
The Plan has submitted an application for the Plan restatement adopted effective January 1, 1996. The Company and Plan legal counsel believe the Plan is designed and currently operated in accordance with the Internal Revenue Code.

PARTICIPANT ACCOUNTS

Substantially all eligible employees are participants in the Plan. The following accounts are maintained by fund for each participant:

* An elective contribution account consisting of participant contributions in selected amounts between 2% to 15% of participant's eligible compensation, limited to a maximum contribution as set by the Internal Revenue Service.

* A company matching contribution account consisting of the Company match contribution equal to 100% of the first 2% of a participant's contributed eligible compensation and 50% of the next 4% of a participant's contributed eligible compensation. The Company's maximum matching contribution is 4% of a participant's eligible compensation.

* Three profit sharing contribution accounts consisting of a general profit sharing account, an ESOP Common Stock account and an ESOP Preferred Stock account. The annual Company profit sharing contribution is determined by a formula based on the Company's net income. The Company's Board of Directors has discretionary powers to invest this contribution in one or any combination of these profit sharing accounts. A profit sharing contribution to the ESOP Preferred Stock account results in interest and principal payments on the leveraged ESOP loan releasing preferred shares to be allocated to participant accounts. These contributions, as well as any forfeitures, are allocated using a formula based on participants' eligible compensation.

* An elective contribution account consisting of participants' employee pre-1973 after-tax contributions made to the Plan prior to 1973.

* A rollover contribution account consisting of a participant's distributions from a qualified employer plan.


CONTRIBUTIONS

Employee contributions and the related company matching contributions are credited to the participants' accounts as payrolls are processed throughout the year. The Company's profit sharing and forfeiture reallocation contributions are credited to the participants' accounts annually. The Company matching, profit sharing and forfeiture reallocation are subject to vesting provisions of the Plan as described in Note 7. The Company has the discretion regarding the use of forfeitures inasmuch as the Company can reduce Plan expenses, reduce future employer contributions or reallocate the amount to the remaining participants using a formula based on participants' eligible compensation. Participants are always fully vested in their elective contribution, pre-1973 after-tax contribution and rollover contribution account balances.

BENEFIT PAYMENTS

On termination of employment for account balances equal to $3,500 or more, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a joint and survivor annuity, a lump-sum payment or in annual installments over a maximum ten-year period.

On termination of employment for account balances less than $3,500, a participant will receive a lump-sum payment equal to the value of the participant's vested interest in his or her account balance.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $2,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their account balance, excluding Company contributions. A participant's outstanding loan balance is reported in the Participant Loan Fund. Loan terms range from 1-5 years and bear interest at a rate equal to prime plus one percent updated monthly. The loans are secured by the balance in the participant's accounts. Interest rates range from 9.25% to 10%. Principal and interest is paid ratably through bi-weekly payroll deductions.

TRUSTEE AND INVESTMENT MANAGER

The assets of the Plan are held in trust (the Trust) by Fidelity Management Trust Company (the Trustee).

Investment of earnings or losses are allocated to each participant based on account balances at the end of each business day. The participant account balances in each fund are determined based on the applicable closing prices adjusted for any increase or decrease for interest, dividends and expenses related to management of the funds.

The Plan's investment manager has discretionary authority to invest the assets of the Plan consistent with the fund's investment objectives. The investment manager's performance is periodically reviewed and evaluated by the Committee.

ADMINISTRATIVE EXPENSES

The Plan provides that operating and administrative expenses, investment asset management fees, brokerage commissions, trust services and related expenses are payable from the assets of the Plan unless stated otherwise. In addition, each participant is charged an annual account fee determined by the Committee.

2.  ADMINISTRATIVE CHANGES:

Effective January 1, 1996, the TJ International, Inc. Pension & Profit Sharing Plan was renamed the TJ International, Inc. Investment Plan (TIP). Effective April 12, 1996, the assets of the TJ International, Inc. Employee Stock Ownership Plan were merged into the Plan and Fidelity Investments became the investment manager, trustee and recordkeeper for the new consolidated investment plan. Effective April 1, 1996, the number of investment options for participant directed funds increased from four funds to six funds and the Company began making its matching contribution in TJ International, Inc. common stock.

3.   SIGNIFICANT ACCOUNTING POLICIES:

The Plan's financial statements have been prepared on the accrual basis of accounting and require the use of management's estimates. Profit sharing contributions from the Company are recorded in conformity with the Company's funding policy and were received subsequent to year-end. The accrual basis of accounting requires that purchases and sales of securities be recorded on a trade date basis. Accordingly, dividends are accrued when declared, and allocated in conformity with the Plan. Benefits are recorded when paid.

Assets of the Plan are valued at fair value, except for the Managed Income Fund and Investment Contract Fund, which is valued at contract value at December 31, 1996 and 1995, respectively. Market value fluctuations in the Managed Income Fund reflect changes in the effective yield on the underlying securities and have been included in interest income. Beginning in 1996, the investment funds managed by Fidelity are valued net of management fees. Net appreciation (depreciation) in fair value of assets includes both realized and unrealized gains and losses of the assets during the Plan years.

Certain reclassifications were made, none of which effected net assets, to conform prior years' information to the current year's presentation.

4.   INVESTMENTS:

The following is a brief description of the investment funds:

   - INVESTMENT CONTRACT FUND is a stable value fund. The Investment Contract Fund is a combination of individual guaranteed investment contracts ("GICs") and collectively invested GICs held by U.S. Trust Company and managed by Morley Capital Management, Inc., Portland, Oregon. The Investment Contract Fund invests in GICs issued by insurance companies and short-term investments. The contracts included in the financial statements are at contract value. Contract value represents contributions made under the contract, plus interest, less plan withdrawals and administrative expenses.

   - BALANCED FUND is a growth and income fund that seeks to protect principal against inflation through income and market appreciation. The investment objective of the Balanced Fund is to provide a positive annual rate of return and preservation of principal over a full market cycle. The Balanced Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian. The Balanced Fund may invest in stocks, bonds, real estate, guaranteed investment contracts, short-term investments and other assets deemed appropriate by the fund investment manager.

   - DIVERSIFIED STOCK FUND is a growth fund that seeks to provide market appreciation. The investment objective of the Diversified Stock Fund is to provide maximum long-term investment growth over a full market cycle. The Columbia Trust Company is the investment manager of the Diversified Stock Fund. The Diversified Stock Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian. The Diversified Stock Fund invests in stocks and cash.

   - MANAGED INCOME FUND is a stable value fund. The assets are invested in Fidelity's Managed Income Portfolio and in individual insurance contracts that were purchased for the fund in previous years. All investment contracts and fixed income securities must meet the high credit quality standards of the portfolio's manager. Although the individual investment contracts are backed by the issuer, units of this investment are not backed by the Trustee, the plan sponsor, or insured by the FDIC. The Fund's goal is to maintain a stable $1 unit price, but there is no guarantee that it will do so. The yield will fluctuate. This Fund is not a mutual fund and is managed by Fidelity Management Trust Company.

   - FIDELITY PURITAN FUND is a growth and income fund. It seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return will fluctuate.

   - U.S. EQUITY INDEX FUND is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500, which is comprised of common stocks. Dividend amounts will vary. The Fund's share price and return will fluctuate.

   - FIDELITY VALUE FUND is a growth fund. It seeks long-term capital appreciation by investing in the securities of companies with valuable fixed assets, or in the securities of companies that its investment adviser believes are undervalued in relation to the Company's assets, earnings or growth potential. The Fund's share price and return will fluctuate.

   - FIDELITY MAGELLAN FUND is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies. The Fund's share price and return will fluctuate.

   - TJ COMMON STOCK FUND invests primarily in TJ International, Inc. Common Stock and in a small amount of short-term investments that allows the fund to handle exchanges, withdrawals and distributions. Investment in the Fund allows you to become a stockholder and part owner of the Company and allows you to participate in the Company's financial future. The Fund is not a mutual fund and is an unmanaged, non-diversified investment.

   - ESOP COMMON AND PREFERRED STOCK FUNDS invest primarily in TJ International, Inc. common and preferred stock and a small amount in short term investments. The Company has discretionary powers to invest the annual profit sharing, forfeiture reallocation and debt service on the ESOP loan to buy shares of common stock and/or release shares of preferred stock for allocation to participants' based on eligible compensation. Investment in these funds allow you to become a stockholder and part owner of the Company and allow you to participate in the Company's financial future. These funds are not mutual funds and are unmanaged, non-diversified investments.


The following investments exceed 5% of net assets available for plan benefits:



                                                                                            December 31,
                                                                                ------------------------------------
          Fund                             Investment                              1996                     1995
-------------------------     ----------------------------------------          -----------              -----------
Investment Contract Fund      U.S. Trust Company - U.S. Trust Preservation
                                Fund 422,520 participation units for 1995,
                                interest rates and due dates variable          $       -                 $11,018,054

Balanced Fund                 Columbia Trust Company - Balanced Fund,
                                3,483,744 participation units for 1995                 -                  28,104,203

Diversified Stock Fund        Columbia Trust Company - Diversified Stock
                                Fund, 1,872,716 participation units for 1995           -                  21,183,663

TJ International Common       917,753 and 890,179 shares common stock, for
  Stock Fund                    1996 and 1995, respectively                      21,342,902               16,468,316


                                       6


                                                                                            December 31,
                                                                                ------------------------------------
          Fund                             Investment                              1996                     1995
-------------------------     ----------------------------------------          -----------              -----------
Managed Income Fund           Fidelity Income Portfolio Fund,
                                12,655,150 participation units for 1996,
                                interest rate and due dates variable             12,655,150                   -

Puritan Fund                  Fidelity Investments - Puritan Fund,
                                1,505,928 participation units for 1996           25,962,196                   -

U.S. Equity Index Fund        Fidelity Investments - U.S. Equity Index
                                Fund, 271,891 participation units for 1996        7,327,461                   -

Value Fund                    Fidelity Investments - Value Fund, 380,187
                                participation units for 1996                     19,594,839                   -

Magellan Fund                 Fidelity Investments - Magellan Fund,
                                131,093 participation units for 1996             10,572,653                   -

TJ International ESOP         664,037 shares common stock
  Common Stock Fund                                                              15,442,568                   -

TJ International ESOP         1,162,914 shares convertible
  Preferred Stock Fund          preferred stock                                  26,061,267                   -


At December 31, 1996 and 1995, the Managed Income Fund and Investment Contract Fund, respectively, invested in insurance contracts with stated interest rates ranging from 7.00% to 7.92%. The effective yields during these periods were 6.07% and 6.62%, respectively. At December 31, 1996, the fair value of the managed income fund was $18,091,748. At December 31, 1995, the fair value of the investment contract fund approximated contract value.

In August 1994, Confederation Life was seized by Canadian insurance regulators. The balance recorded on this contract at December 31, 1996 of $652,528, represents the contract's principal amount plus accrued interest through the date of seizure. No interest has been accrued on the contract subsequent to the date of seizure. In March 1997, the Committee elected to receive, from Confederation Life Insurance Company, a rehabilitation payment option of approximately $695,277 by May 31, 1997.

5.   CONVERTIBLE PREFERRED STOCK AND ESOP LOAN:

On September 21, 1990, the former TJ International, Inc. Employee Stock Ownership Plan acquired 1,269,842 shares of Preferred Stock for $15,000,009, or $11.8125 per share, using the proceeds of the ESOP loan made to the Trustee by the Company.

Preferred Stock is convertible into Company common stock or cash, at the Company's option, at a redemption ratio or value equal to one share of common stock for each share of Preferred Stock. However, the Preferred Stock cannot be redeemed for a value less than the liquidation preference of $11.8125 per share. The Preferred Stock pays an annual dividend of $1.063125 per share. The Preferred Stock is redeemable at the Company's option after December 31, 2000 and under certain circumstances prior to that date. The Preferred Stock is held solely by the Trustee for the Plan and is not available for trading outside the Trust. Upon redemption by the Company, the shares of Preferred Stock will be permanently retired.

The Preferred Stock is held in a separate "ESOP Suspense Account" pending release to participants and is pledged as collateral for the ESOP loan. The number of shares allocated to plan participants for a plan year is determined by a formula that divides principal and interest to be paid for the current plan year by the sum of the remaining total principal and interest payments due, including amounts due in the current year, and multiplied by the shares in the suspense account. Shares are released from the ESOP Suspense Account as principal and interest are paid. Below is the detail of the allocation of account balances in the ESOP Preferred Stock Fund as of December 31, 1996:



                                                   Allocated         Unallocated            Total
                                                  -----------        -----------         -----------
Assets:
   Investments, fair value                        $8,541,825         $17,519,442         $26,061,267
   Cash and cash equivalents                          56,031                -                 56,031
   Receivables                                     1,077,947                -              1,077,947
                                                  ----------         -----------         -----------
      Total assets                                 9,675,803          17,519,442          27,195,245
                                                  ----------         -----------         -----------
Liabilities:
   ESOP loan                                            -             11,678,308          11,678,308
                                                  ----------         -----------         -----------
      Total liabilities                                 -             11,678,308          11,678,308
                                                  ----------         -----------         -----------
Net assets available for Preferred
   Stock benefits                                 $9,675,803         $ 5,841,134         $15,516,937
                                                  ==========         ===========         ===========

                                                   Allocated         Unallocated           Total
                                                  -----------        -----------         -----------
Investment Income:
   Interest expense                               $     (572)        $      -            $      (572)
   Dividend income                                   309,629             934,893           1,244,522
   Net appreciation in fair value of assets        1,562,429           4,982,814           6,545,243
Employer contributions                             1,077,947                -              1,077,947
Allocation of Company stock at market              1,890,493          (1,890,493)               -
                                                  ----------         -----------         -----------
Total additions                                    4,839,926           4,027,214           8,867,140

Plan benefit claims distributed                     (130,177)               -               (130,177)
Interest expense on ESOP loan                           -             (1,081,468)         (1,081,468)
Administrative fee and other                          (4,440)               -                 (4,440)
                                                  ----------         -----------         -----------
Total deductions                                    (134,617)         (1,081,468)         (1,216,085)

Fund transfers                                       (57,724)               -                (57,724)
Plan transfers and mergers                         5,028,218           2,895,388           7,923,606
                                                  ----------         -----------         -----------
Net increase during the year                       9,675,803           5,841,134          15,516,937

Net assets available for preferred
   stock benefit, beginning of year                     -                   -                   -
                                                  ----------        ------------         -----------
Net assets available for Preferred
   Stock benefits, end of year                    $9,675,803        $  5,841,134         $15,516,937
                                                  ==========        ============         ===========

                                                                      Historical            Fair
                                                     Shares             Cost             Market Value
                                                  ----------        ------------         -----------
Unallocated                                          781,758         $ 9,234,517         $17,519,442
Allocated                                            381,156           4,502,405           8,541,825
Retired                                              106,928           1,263,087           2,396,290
                                                   ---------         -----------         -----------
      Total                                        1,269,842         $15,000,009         $28,457,557
                                                   =========         ===========         ===========



The ESOP loan represents an unconditional promise from the Plan to the Company to repay $15,000,009 plus interest. The ESOP loan is to be repaid by the Trustee from a combination of cash contributions from the Company and dividends from Preferred Stock held by the Plan. The ESOP loan is guaranteed by the Company and accrues interest at a 9% rate per annum on the outstanding principal amount without compounding. The interest is payable on December 31 of each year. The ESOP loan requires no principal payment until the maturity date of the loan, March 31, 2011 and imposes no penalty for prepayment of the principal prior to the maturity date.

For 1996 and 1995, principal payments of $1,594,468 and $334,125 were paid on the ESOP loan. All principal payments on the ESOP loan made prior to April 12, 1996, relate to the former TJ International, Inc. Employee Stock Ownership Plan.

6.   CONTRIBUTIONS:

Participants in the Plan may make elective contributions to any of the participant directed investment options. Effective April 1, 1996, the Company's matching contributions are invested in the TJ International, Inc. Common Stock Fund.

The Company's Board of Directors, as allowed by the Plan, directed the annual profit sharing contributions as follows:

   - The Company made general profit sharing contributions of $1,398,253 and $- 0- for 1996 and 1995, respectively. This general profit sharing contribution is invested based on the participant elective contribution.

   - The Company did not make an ESOP Common profit sharing contribution for 1996 and 1995, respectively.

   - The Company made ESOP Preferred profit sharing contributions, based on principal loan payments, of $1,077,947 and $1,395,000 for 1996 and 1995, respectively. The 1995 Company contribution was related to the former TJ International, Inc. Employee Stock Ownership Plan. The principal payments include additional amounts resulting in the excess of preferred dividends over interest expense.

As of December 31, 1996 and 1995, the Plan consisted of approximately 2,445 and 2,046 participants, respectively, some of whom have elected to invest in more than one fund. The approximate number of participants investing in each fund was:

                                                        December 31,
                                                     ------------------
                                                      1996        1995
                                                     ------      ------

               Investment Contract Fund                N/A         873
               Balanced Fund                           N/A       1,119
               Diversified Stock Fund                  N/A         951
               Managed Income Fund                   1,370         N/A
               Puritan Fund                          1,470         N/A
               U.S. Equity Fund                        741         N/A
               Value Fund                            1,410         N/A
               Magellan Fund                         1,003         N/A
               TJ International Common Stock Fund    2,257         912
               ESOP Common                           1,826         N/A
               ESOP Preferred                        1,823         N/A

7.   VESTING:

Upon termination of employment, participants are entitled to receive elective contributions, pre-1973 after tax contributions, rollover contributions and any vested portion of the Company's contributions. Participants become vested as follows:

                Completed Years    7 or                          2 or
               of Vesting Service  more       6    5    4    3   less
               ------------------  ----------------------------------
               Vested Percentage   100%      80%  60%  40%  20%   0%

In the event employment terminates prior to the completion of seven years of vested service for any reason other than retirement, death or disability, a participant forfeits the non-vested portion in his or her account balance. The Plan's break in service provisions provide that the forfeiture of non-vested participant's account balance and credited years of service will occur in the year that plan participation ceases. However, if the participant returns to active participation before the fifth consecutive one-year break in service, the non-vested account balance will be reinstated to the participant's account. A one-year break in service is a plan year in which a participant is credited with 500 or less hours of service. These forfeitures, totaling $467,000 and $656,172 in 1996 and 1995, respectively, are allocated to the remaining participants in the Plan. In addition, the Plan had $70,955 and $112,653 of unallocated forfeitures as of December 31, 1996 and 1995, respectively.

In the event of a Plan termination, the accounts of all participants affected by such termination shall become fully vested and thereafter not subject to forfeiture.

8.   PLAN TRANSFERS AND MERGER:

In compliance with the Tax Reform Act of 1986, the Company's Employee Stock Ownership Plan (ESOP) participants age 55 or older and with at least ten years of ESOP participation have the opportunity to diversify their investment from Company stock to any of the six participant directed investment options. Eligible ESOP participants may elect to transfer all or a portion of their account balance. Eligible participants elected to irrevocably transfer their account balances totaling $356,404 and $173,326 in 1996 and 1995, respectively, from the ESOP to the Plan. In addition, eligible participants elected to irrevocably transfer $201,791 in 1996 from the ESOP Common and ESOP Preferred stock funds to the participant directed funds.

Effective April 12, 1996, the accounts of the Company's former TJ International, Inc. Employee Stock Ownership Plan (ESOP) were merged into the Plan. The ESOP transferred $20,011,578 of assets and a $192,044 benefit payable into the Plan.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                December 31,
                                                                      -------------------------------
                                                                          1996                1995
                                                                      ------------        -----------
Net assets available for benefits per the financial statements        $138,396,949        $87,304,968
Amounts allocated to withdrawing participants                              -                  912,116
                                                                      ------------        -----------
Net assets available for benefits per the Form 5500                   $138,396,949        $86,392,852
                                                                      ============        ===========


The following is a reconciliation of benefits paid to participants per the financial statement to the Form 5500:


                                                                           1996               1995
                                                                       ------------        ----------
Benefits paid to participants per the financial statements              $5,984,522         $5,291,815
Add:  Amounts allocated to withdrawing participants at
  December 31, 1996                                                          -                912,116
Less:  Amounts allocated to withdrawing participants at
  December 31, 1995                                                       (912,116)          (573,192)
                                                                        ----------         ----------
Benefits paid to participants per the Form 5500                         $5,072,406         $5,630,739
                                                                        ==========         ==========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but have not been paid as of that date.

                             SUPPLEMENTAL SCHEDULE 1
                             TJ INTERNATIONAL, INC.

                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                          AS OF DECEMBER 31, 1996 AND 1995




                                                                        Participant Directed
                                            ---------------------------------------------------------------------------
                                             Contract        Balanced       Diversified      Income           Puritan
As of December 31, 1996                        Fund             Fund        Stock Fund        Fund              Fund
-----------------------                     ----------     -------------   -------------   -----------      -----------
ASSETS
Investments, at current value               $    -         $      -       $     -           $    -          $25,962,196
Investment, at contract value                    -                -             -            17,520,383            -
Cash and cash equivalents                        -                -             -               479,113            -
Employer contributions receivable                -                -             -               214,283         346,940
Participant loans                                -                -             -                -                 -
                                            -----------    -----------    -----------      ------------     -----------
                                                 -                -             -            18,213,779      26,309,136
                                            -----------    -----------    -----------      ------------     -----------
LIABILITIES
ESOP loan                                        -                -             -                -                 -
                                            -----------    -----------    -----------      ------------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $    -         $      -       $     -           $18,213,779     $26,309,136
                                            ===========    ===========    ===========      ============     ===========



                                             Investment                                      Managed
                                              Contract       Balanced     Diversified        Income            Puritan
As of December 31, 1995                         Fund           Fund       Stock Fund          Fund              Fund
-----------------------                     -----------    -----------    -----------      ------------     -----------
ASSETS
Investments, at current value               $    -         $28,104,203    $21,183,663       $    -          $      -
Investment, at contract value                18,402,734           -             -                -                 -
Cash and cash equivalents                        60,963         86,307         70,545            -                 -
Receivables:
  Employer contributions                         45,765         61,637         47,635            -                 -
  Employee contributions                         78,665        115,660         85,381            -                 -
  Interest and dividends                          4,435            618            552            -                 -
  Due (to) from other funds                    (293,745)       (14,576)        43,894            -                 -
Participant loans                                -                -             -                -                 -
                                            -----------    -----------    -----------      ------------     -----------
                                             18,298,817     28,353,849     21,431,670            -                 -
                                            -----------    -----------    -----------      ------------     -----------
LIABILITIES
  Accrued administrative fees                    18,325         63,877         48,293            -                 -
  Other accounts payable                         -                -             -                -                 -
                                            -----------    -----------    -----------      ------------     -----------
                                                 18,325         63,877         48,293            -                 -
                                            -----------    -----------    -----------      ------------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $18,280,492    $28,289,972    $21,383,377      $     -          $      -
                                            ===========    ===========    ===========      ============     ===========




                                                 U.S.
                                                Equity                                           TJ
                                                Index          Value        Magellan          Common
As of December 31, 1996                          Fund          Fund           Fund          Stock Fund
-----------------------                      ----------    -----------    -----------      ------------
ASSETS
Investments, at current value                $7,327,461    $19,594,839    $10,572,653       $21,342,902
Investment, at contract value                    -                -             -                -
Cash and cash equivalents                        -                -             -               158,038
Employer contributions receivable               135,155        254,658        252,367           194,850
Participant loans                                -                -             -                -
                                             ----------    -----------    -----------       -----------
                                              7,462,616     19,849,497     10,825,020        21,695,790
                                             ----------    -----------    -----------       -----------
LIABILITIES
ESOP loan                                        -                -             -                -
                                             ----------    -----------    -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $7,462,616    $19,849,497    $10,825,020       $21,695,790
                                             ==========    ===========    ===========       ===========



                                               U.S.
                                              Equity                                           TJ
                                              Index          Value        Magellan           Common
As of December 31, 1995                        Fund           Fund          Fund            Stock Fund
-----------------------                      ----------    -----------    -----------       -----------
ASSETS
Investments, at current value                $   -          $     -        $    -           $16,468,316
Investment, at contract value                    -                -             -                -
Cash and cash equivalents                        -                -             -                18,149
Receivables:
  Employer contributions                         -                -             -                52,256
  Employee contributions                         -                -             -                90,686
  Interest and dividends                         -                -             -                49,411
  Due (to) from other funds                      -                -             -                86,683
Participant loans                                -                -             -                -
                                             ----------     ----------     ----------        ----------
                                                 -                -             -            16,765,501
                                             ----------     ----------     ----------        ----------
LIABILITIES
  Accrued administrative fees                    -                -             -                 8,636
  Other accounts payable                         -                -             -                   102
                                             ----------     ----------     ----------       -----------
                                                 -                -             -                 8,738
                                             ----------     ----------     ----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $   -         $      -        $    -           $16,756,763
                                             ==========     ==========     ==========       ===========



                                            Participant       ESOP            ESOP
As of December 31, 1996                        Loans         Common         Preferred       Total Plan
-----------------------                     -----------    -----------    ------------     ------------
ASSETS
Investments, at current value               $    -         $15,442,568    $26,061,267      $126,303,886
Investment, at contract value                    -                -             -            17,520,383
Cash and cash equivalents                        -             157,622         56,031           850,804
Employer contributions receivable                -                -         1,077,947         2,476,200
Participant loans                             2,923,984           -             -             2,923,984
                                            -----------    -----------    -----------      ------------
                                              2,923,984     15,600,190     27,195,245       150,075,257
                                            -----------    -----------    -----------      ------------
LIABILITIES
ESOP loan                                        -                -        11,678,308        11,678,308
                                            -----------    -----------    -----------      ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $2,923,984    $15,600,190    $15,516,937      $138,396,949
                                            ===========    ===========    ===========      ============


                                            Participant         ESOP          ESOP
As of December 31, 1995                        Loans          Common        Preferred        Total Plan
-----------------------                     -----------   ------------    ------------     -------------
ASSETS
Investments, at current value               $    -          $      -       $     -          $65,756,182
Investment, at contract value                    -                -             -            18,402,734
Cash and cash equivalents                        -                -             -               235,964
Receivables:
  Employer contributions                         -                -             -               207,293
  Employee contributions                         -                -             -               370,392
  Interest and dividends                         -                -             -                55,016
  Due (to) from other funds                     177,744           -             -                -
Participant loans                             2,649,820           -             -             2,649,820
                                            -----------    -----------    -----------       -----------
                                              2,827,564           -             -            87,677,401
                                            -----------    -----------    -----------       -----------
LIABILITIES
  Accrued administrative fees                    -                -             -               139,131
  Other accounts payable                        233,200           -             -               233,302
                                            -----------    -----------    -----------       -----------
                                                233,200           -             -               372,433
                                            -----------    -----------    -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $  2,594,364    $      -       $     -           $87,304,968
                                            ===========    ===========    ===========       ===========


                The accompanying notes and Supplemental Schedules 1 and 2 are an integral part of these financial statements.

                                    EIN:  82-0250992
                                     INVESTMENT PLAN
                                     PLAN NUMBER 002
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                    FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                                   Participant Directed
                                                            -----------------------------------------------------------------------
                                                             Investment                                     Managed
For the Year                                                  Contract       Balanced    Diversified        Income        Puritan
Ended December 31, 1996                                         Fund           Fund       Stock Fund         Fund           Fund
-----------------------                                     ----------      ---------    -----------     ------------    ----------
Investment income:
   Interest income (expense)                                $  305,073      $  25,179      $  12,881     $  789,940$        57,733
   Dividend income                                                -              -              -              -           752,964
Net appreciation in fair value of assets                          -           522,380      1,142,778           -         1,477,007
Contributions:
   Employee                                                    385,704        515,968        515,197        656,707      1,052,496
   Employer                                                    178,285        228,525        213,414        214,283        346,940
Plan benefit claims distribution during the year              (670,981)    (1,185,395)      (711,153)      (510,622)      (749,316)
Interest expense on ESOP loan                                     -              -              -              -               -
Administrative fee and other                                   (18,600)       (49,768)       (38,338)        (8,701)        (2,972)
Loans initiated, net of repayments and interest                (32,539)       (46,791)        (4,411)       (99,114)       (30,238)
Transfer among funds, net                                  (18,525,316)   (28,354,778)   (22,542,135)    17,030,482     23,409,724
Plan mergers and transfers                                      97,882         54,708         28,390        140,804         (5,202)
                                                           -----------    -----------   ------------    -----------    -----------
Net increase (decrease) during the year                    (18,280,492)   (28,289,972)   (21,383,377)    18,213,779     26,309,136
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year   18,280,492     28,289,972     21,383,377           -               -
                                                           -----------    -----------   ------------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year        $      -       $      -      $       -       $18,213,779    $26,309,136
                                                           ===========    ===========   ============    ===========    ===========



                                                            Investment                                      Managed
For the Year                                                  Contract       Balanced    Diversified         Income       Puritan
Ended December 31, 1995                                       Fund           Fund         Stock Fund          Fund          Fund
-----------------------                                   -------------   ------------   ------------     -----------  ------------
Investment income:
  Interest income                                          $ 1,221,553    $    13,215    $    14,722      $    -       $       -
  Dividend income                                                 -              -              -              -               -
Net appreciation in fair value of assets                          -         5,581,661      4,758,750           -               -
Contributions:
  Employee                                                   1,195,500      1,789,697      1,494,281           -               -
  Employer                                                     604,053        810,118        641,076           -               -
Plan benefit claims distributed during the year             (2,078,552)    (1,554,487)      (668,325)          -               -
Administrative fees and other                                  (64,548)      (210,469)      (150,111)          -               -
Loans initiated, net of repayments and interest               (522,014)    (1,028,590)      (438,025)          -               -
Transfers among funds, net                                    (124,848)       269,785      1,087,989           -               -
Plan merger and transfers                                   (2,461,582)    (1,641,586)    (1,086,381)          -               -
                                                           -----------    -----------   ------------    -----------    -----------
Net increase (decrease) during the year                     (2,230,438)     4,029,344      5,653,976           -               -
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year   20,510,930     24,260,628     15,729,401           -               -
                                                           -----------    -----------   ------------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year        $18,280,492    $28,289,972    $21,383,377    $      -       $       -
                                                           ===========    ===========   ============    ===========    ===========


                                                                U.S.
                                                               Equity                                        TJ
For the Year                                                   Index         Value        Magellan         Common
Ended December 31, 1996                                        Fund          Fund          Fund         Stock Fund
-----------------------                                    ------------   ------------   ------------   -------------
Investment income:
   Interest income (expense)                               $    14,199    $    33,998    $    24,222     $   51,168
   Dividend income                                             106,037        201,499         78,656        206,959
Net appreciation in fair value of assets                       586,848      1,709,508        794,225      5,018,577
Contributions:
   Employee                                                    409,842        913,185        881,396      1,091,842
   Employer                                                    135,155        254,658        252,367      2,669,709
Plan benefit claims distribution during the year               (72,204)      (544,718)      (272,024)      (691,972)
Interest expense on ESOP loan                                     -              -              -              -
Administrative fee and other                                      (874)        (1,196)          (591)       (13,734)
Loans initiated, net of repayments and interest                 (1,944)       (43,264)       (74,537)      (154,204)
Transfer among funds, net                                    6,210,464     17,329,577      9,071,462     (3,427,776)
Plan mergers and transfers                                      75,093         (3,750)        69,844        188,458
                                                            ----------    -----------    -----------    -----------
Net increase (decrease) during the year                      7,462,616     19,849,497     10,825,020      4,939,027
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year         -              -              -        16,756,763
                                                           -----------    -----------    -----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year        $ 7,462,616    $19,849,497    $10,825,020    $21,695,790
                                                           ===========    ===========    ===========    ===========


                                                                U.S.
                                                               Equity                                        TJ
For the Year                                                   Index          Value       Magellan         Common
Ended December 31, 1995                                         Fund          Fund          Fund         Stock Fund
-----------------------                                     ----------    -----------    -----------    ------------
Investment income:
  Interest income                                          $      -       $      -       $      -       $     9,915
  Dividend income                                                 -              -              -           203,397
Net appreciation in fair value of assets                          -              -              -           658,756
Contributions:
  Employee                                                        -              -              -         1,559,798
  Employer                                                        -              -              -           723,072
Plan benefit claims distributed during the year                   -              -              -          (769,366)
Administrative
fees and other                                                    -              -              -           (15,043)
Loans initiated, net of repayments and interest                   -              -              -          (722,412)
Transfers among funds, net                                        -              -              -        (1,232,926)
Plan merger and transfers                                         -              -              -          (812,411)
                                                           -----------    -----------    -----------    -----------
Net increase (decrease) during the year                           -              -              -          (397,220)
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year         -              -              -        17,153,983
                                                           -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year        $      -       $      -       $      -       $16,756,763
                                                           ===========    ===========    ===========    ===========



For the Year                                                Participant      ESOP           ESOP
Ended December 31, 1996                                         Loans       Common        Preferred      Total Plan
-----------------------                                    ------------   ------------   ----------     ------------
Investment income:
   Interest income (expense)                               $      -       $    (6,690)   $      (572)   $ 1,307,131
   Dividend income                                                -           111,644      1,244,522      2,702,281
Net appreciation in fair value of assets                          -         4,072,156      6,545,243     21,868,722
Contributions:
   Employee                                                       -              -              -         6,422,337
   Employer                                                       -              -         1,077,947      5,571,283
Plan benefit claims distribution during the year              (157,477)      (288,483)      (130,177)    (5,984,522)
Interest expense on ESOP loan                                     -              -        (1,081,468)    (1,081,468)
Administrative fee and other                                        55        (10,463)        (4,440)      (149,622)
Loans initiated, net of repayments and interest                487,042           -              -              -
Transfer among funds, net                                         -          (143,980)       (57,724)          -
Plan mergers and transfers                                        -        11,866,006      7,923,606     20,435,839
                                                            ----------    -----------    -----------   ------------
Net increase (decrease) during the year                        329,620     15,600,190     15,516,937     51,091,981
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year    2,594,364           -              -        87,304,968
                                                            ----------    -----------    -----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year         $2,923,984    $15,600,190    $15,516,937   $138,396,949
                                                            ==========    ===========    ===========   ============


For the Year                                               Participant        ESOP            ESOP
Ended December 31, 1995                                       Loans          Common        Preferred     Total Plan
-----------------------                                    -----------    -----------    ------------  -------------
Investment income:
  Interest income                                           $  104,408           -              -      $  1,363,813
  Dividend income                                                 -              -              -           203,397
Net appreciation in fair value of assets                          -              -              -        10,999,167
Contributions:
  Employee                                                        -              -              -         6,039,276
  Employer                                                        -              -              -         2,778,319
Plan benefit claims distributed during the year               (221,085)          -              -        (5,291,815)
Administrative fees and other                                                    -              -          (440,171)
Loans initiated, net of repayments and interest              2,711,041           -              -              -
Transfers among funds, net                                        -              -              -              -
Plan merger and transfers                                         -              -              -        (6,001,960)
                                                           -----------    -----------    -----------    -----------
Net increase (decrease) during the year                      2,594,364           -              -         9,650,026
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year         -              -              -        77,654,942
                                                           -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year       $  2,594,364        $  -           $  -       $87,304,968
                                                           ===========    ===========    ===========    ===========



          The accompanying notes and Supplemental Schedules 1 and 2 are an integral part of these financial statements.

                                                       SUPPLEMENTAL SCHEDULE 3


                       TJ INTERNATIONAL, INC.

                         EIN:  82-0250992
                          INVESTMENT PLAN
                          PLAN NUMBER 002
                        MANAGED INCOME FUND
     ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         DECEMBER 31, 1996



                                                                                                 Contract              Current
    Identity of Issue                        Description of Investment                             Value                Value
----------------------------------------------------------------------------------------------------------------------------------
 Fidelity Investments *              Cash Portfolio                                            $   479,113          $   479,113
                                                                                               ===========          ===========

 Confederation Life(1)               Guaranteed investment contract number 62513, 8.77%
                                       rate of return, July 2, 1996 maturity date              $   652,528          $   652,528



 First Allmerica Financial Life      Guaranteed investment contract number GA-92175-A,
                                       7.55% rate of return, December 28, 1997 maturity
                                       date                                                        571,698              580,090

 First Allmerica Financial Life      Guaranteed investment contract number GA-92175-A 02,
                                       7.55% rate of return, December 31, 1998 maturity
                                       date                                                        571,698              583,902


 Life of Virginia                    Guaranteed investment contract number GS-2554-A,
                                       7.51% rate of return, February 28, 1997 maturity
                                       date                                                        711,741              713,871


 New York Life                       Guaranteed investment contract number GA-30214-1,
                                       7.00% rate of return, August 29, 1997 maturity date         390,934              394,528



 New York Life                       Guaranteed investment contract number GA-30214-2,
                                       7.00% rate of return, August 28, 1998 maturity date         390,934              397,235



 New York Life                       Guaranteed investment contract number GA-30214-3,
                                       7.00% rate of return, August 27, 1999 maturity date         390,934              398,359



(1) In August 1994, Confederation Life was seized by Canadian insurance regulators. The balance recorded on this contract at December 31, 1996, represents the contract's principal amount plus accrued interest through the date of seizure. No interest has been accrued on the contract subsequent to the date of seizure. In March 1997, the Committee elected to receive, from Confederation Life Insurance Company, a rehabilitation payment option of approximately $695,277 by May 31, 1997.

                                                        SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                               MANAGED INCOME FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996


                                                                                                Contract               Current
           Identity of Issue                     Description of Investment                        Value                 Value
---------------------------------------------------------------------------------------------------------------------------------
 Principal Mutual                    Guaranteed investment contract number GA4-14925,
                                       7.92% rate of return, December 9, 1999 maturity
                                       date                                                    $ 1,184,766           $ 1,236,972


 Fidelity Investments *              Fidelity Income Portfolio Fund 12,655,150
                                       participation units, interest rates and due dates
                                       variable                                                 12,655,150            12,655,150
                                                                                               -----------           -----------

                                     Total Managed Income Fund investments                     $17,520,383           $17,612,635
                                                                                               ===========           ===========


*    Known party-in-interest


                                                  SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                                  PURITAN FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue    Description of Investment           Cost          Value
--------------------------------------------------------------------------------
  Fidelity          Puritan Fund, participation
    Investments *     units, 1,505,928                $26,448,487   $25,962,196
                                                      ===========   ===========



*    Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                             U.S. EQUITY INDEX FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue      Description of Investment         Cost          Value
--------------------------------------------------------------------------------
  Fidelity          U.S. Equity Index Fund, 271,891
    Investments *     participation units              $6,770,185    $7,327,461
                                                      ===========   ===========



*    Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3

                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                                   VALUE FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue     Description of Investment          Cost          Value
--------------------------------------------------------------------------------
  Fidelity          Value Fund, 380,187
    Investments *     participation units             $20,136,132   $19,594,839
                                                      ===========   ===========



  * Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                                  MAGELLAN FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue     Description of Investment          Cost          Value
--------------------------------------------------------------------------------
  Fidelity          Magellan Fund, 131,093
    Investments *     participation units             $ 9,826,132   $10,572,653
                                                      ===========   ===========



*    Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                       TJ INTERNATIONAL COMMON STOCK FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue     Description of Investment          Cost          Value
--------------------------------------------------------------------------------
                    Cash                              $   158,038   $   158,038
                                                      ===========   ===========

TJ International,   917,753 shares common stock
  Inc. *                                              $16,159,579   $21,342,902
                                                      ===========   ===========



* Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 3

                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                               ESOP - COMMON FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue     Description of Investment          Cost          Value
--------------------------------------------------------------------------------

                    Cash                              $   157,622   $   157,622
                                                      ===========   ===========


TJ International,   664,037 shares common stock
  Inc. *                                              $ 4,565,416   $15,442,568
                                                      ===========   ===========



*    Known party-in-interest

                                                         SUPPLEMENTAL SCHEDULE 3

                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                                 INVESTMENT PLAN
                                 PLAN NUMBER 002
                              ESOP - PREFERRED FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996



                                                                      Current
Identity of Issue     Description of Investment          Cost          Value
--------------------------------------------------------------------------------
                    Cash                              $    56,031   $    56,031
                                                      ===========   ===========

TJ International,   1,162,914 shares convertible
  Inc. *               preferred stock                $13,736,922   $26,061,267
                                                      ===========   ===========



*    Known party-in-interest.

                                                         SUPPLEMENTAL SCHEDULE 4

                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                          PENSION & PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                        Description                                            Total           Total
                                     Assets, Interest            Number of      Number of     Dollar          Dollar
  Identity of Party                      Rate and                Purchase         Sales      Value of        Value of
      Involved                         Maturity Date           Transactions   Transactions   Purchases         Sales
-----------------------       ------------------------------  -------------- -------------- -----------      ---------
SERIES OF TRANSACTIONS

SEI Financial Services        SEI Daily Income Trust - Prime
  Company                       Obligation Portfolio,
                                interest rates and due dates
                                variable                            91             79       $16,464,078     $16,693,324

U.S. Bank *                   Money Market Fund, interest
                                rates and due dates
                                variables                            5              6        61,900,384      61,900,384

Columbia Trust Company *      Balanced Fund **                       -              3             -          28,615,175

Columbia Trust Company *      Diversified Stock Fund **              -              3             -          22,317,585

Fidelity Investments *        Income Portfolio Fund **,
                                interest rates and maturity
                                dates variable                     118             73        19,859,778       7,767,178

Fidelity Investments *        Puritan Fund **                      115             63        34,591,227       8,112,335

Fidelity Investments *        U.S. Equity Index Fund **             97             35         7,224,816         464,546

Fidelity Investments *        Value Fund **                        117             64        29,144,797       9,280,327

Fidelity Investments *        Magellan Fund **                     106             63        11,458,373       1,680,159

TJ International, Inc. *      TJ Common Stock Fund                  65             44         4,907,605       4,903,992

                                                          Current Value      Current Value
                                                          of Purchased          of Sold
                             Cost of         Cost of        Assets on          Assets on        Net Gain
  Identity of Party          Assets          Assets        Transaction        Transaction          or
      Involved              Purchased         Sold            Date               Date            (Loss)
-----------------------    -----------      ---------     -------------      -------------      --------
SERIES OF TRANSACTIONS

SEI Financial Services     $16,464,078     $16,693,324     $16,464,078        $16,693,324      $      -

U.S. Bank *                 61,900,384      61,900,384      61,900,384         61,900,384             -

Columbia Trust Company *         -          15,384,877           -             28,615,175       13,230,298

Columbia Trust Company *         -          10,363,145           -             22,317,585       11,954,440

Fidelity Investments *      19,859,778       7,767,178      19,859,778          7,767,178             -

Fidelity Investments *      34,591,227       8,142,739      34,591,227          8,112,335          (30,404)

Fidelity Investments *       7,224,816         454,631       7,224,816            464,546            9,915

Fidelity Investments *      29,144,797       9,008,665      29,144,797          9,280,327          271,662

Fidelity Investments *      11,458,373       1,632,241      11,458,373          1,680,159           47,918

TJ International, Inc. *     4,907,605       4,417,109       4,907,605          4,903,992          486,883


*    Known party-in-interest

**   Series 1 transactions are included with these series 3 transactions

                                                         SUPPLEMENTAL SCHEDULE 4

                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                          PENSION & PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                        Description                                            Total           Total
                                     Assets, Interest            Number of      Number of     Dollar          Dollar
  Identity of Party                      Rate and                Purchase         Sales      Value of        Value of
      Involved                         Maturity Date           Transactions   Transactions   Purchases         Sales
------------------------      ------------------------------   ------------   ------------   ---------      ----------
INDIVIDUAL TRANSACTIONS

U.S. Bank *                   Money Market Fund, interest
                                rates and due dates variable         1              -       $28,517,590     $      -

U.S. Bank *                   Money Market Fund, interest
                                rates and due dates variable         -              1                 -      28,350,845

U.S. Bank *                   Money Market Fund, interest
                                rates and due dates variable         1              -        22,242,762            -

U.S. Bank *                   Money Market Fund, interest
                                rates and due dates variable         -              1              -         22,242,762

SEI Financial Services        SEI Daily Income Trust - Prime
  Company                       Obligation Portfolio,
                                interest rates and due dates
                                variable                             1              -        11,029,882            -

U.S. Bank *                   Money Market Fund, interest
                              rates and due dates variable           1              -        11,029,882            -

SEI Financial Services        SEI Daily Income Trust - Prime
  Company                       Obligation Portfolio,
                                Interest rates and due dates
                                variable                             -              1              -         11,400,000

U.S. Bank *                   Money Market Fund, interest
                                rates and due dates variable         -              1              -         11,029,882

U.S. Trust Company *          U.S. Trust Preservation Fund           -              1              -         11,038,335


                                                           Current Value      Current Value
                                                           of Purchased          of Sold
                             Cost of          Cost of        Assets on          Assets on         Net Gain
  Identity of Party          Assets           Assets        Transaction        Transaction           or
      Involved              Purchased          Sold            Date               Date             (Loss)
-----------------------    -----------       ---------    ---------------    ---------------     ----------
INDIVIDUAL TRANSACTIONS

U.S. Bank *                $28,517,590     $      -        $28,517,590        $      -         $      -

U.S. Bank *                       -         28,350,845            -            28,350,845             -

U.S. Bank *                 22,242,762            -         22,242,762               -                -

U.S. Bank *                       -         22,242,762            -            22,242,762             -

SEI Financial Services
  Company                   11,029,882            -         11,029,882               -                -

U.S. Bank *                 11,029,882            -         11,029,882               -                -

SEI Financial Services
  Company                         -         11,400,080            -            11,400,000             -

U.S. Bank *                       -         11,029,882            -            11,029,882             -

U.S. Trust Company *              -          8,263,682            -            11,029,335        2,774,653



*    Known party-in-interest